Filed by Ultratech, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Ultratech, Inc.
Commission File No. 000-22248

Veeco Instruments, Inc.	VECO	Acquisition of Ultratech, Inc. by Veeco Instruments Inc Call	Feb. 2, 2017
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PARTICIPANTS

Corporate Participants

Shanye Hudson – Vice President-Investor Relations, Veeco Instruments, Inc.

John R. Peeler – Chairman & Chief Executive Officer, Veeco Instruments, Inc.

Arthur W. Zafiropoulo – Chairman, President & Chief Executive Officer, Ultratech, Inc.

Shubham Maheshwari – Chief Financial Officer & Executive VP-Finance, Veeco Instruments, Inc.

Other Participants

Stephen Chin – Analyst, UBS Securities LLC

Vishal Shah – Analyst, Deutsche Bank Securities, Inc.

Brian Lee – Analyst, Goldman Sachs & Co.

Colin Rusch – Analyst, Oppenheimer & Co., Inc. (Broker)

Patrick Ho – Analyst, Stifel, Nicolaus & Co., Inc.

Edwin Mok – Analyst, Needham & Co. LLC

Mark Miller – Analyst, The Benchmark Co. LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and welcome to the Veeco Instruments Announcement Conference Call. Today’s conference is being recorded.

At this time, I would like to turn the conference over to Ms. Shanye Hudson. Please go ahead, ma’am.

Shanye Hudson, Vice President-Investor Relations

Thank you, Lyn. Good afternoon, everyone. Joining me on the call to discuss Veeco’s planned acquisition of Ultratech are John Peeler, Veeco’s Chairman and CEO; Art Zafiropoulo, Ultratech’s Chairman and CEO; and Sam Maheshwari, Veeco’s CFO. Today’s call contains forward-looking statements that involve risks and uncertainties concerning Veeco’s proposed acquisition of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as both parties’ strategic and operational plans.

Actual events or results may differ materially from those being described today due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and

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actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give to the termination of the transaction agreement.

In addition, please refer to the documents that Veeco and Ultratech filed with the SEC on Forms 10-K, 10-Q and 8-K. The filings by Veeco and Ultratech identify and address other important factors that could cause Veeco’s and Ultratech’s financial and operational results to differ materially from those contained in the forward-looking statements discussed today. Neither Veeco nor Ultratech undertakes any obligation to update any forward-looking statements including those made on this call to reflect future events or circumstances after the date of such statements.

With that, John, I’ll turn the call over to you.

John R. Peeler, Chairman & Chief Executive Officer

Thanks, Shanye, and thanks to everyone for joining us on the call this afternoon. We’re very excited to announce the definitive agreement to acquire Ultratech. This transaction brings together two longstanding technology leaders in advanced materials processing, and it fits ideally with Veeco’s strategy to increase scale and diversify revenue. The combination of Ultratech’s lithography products and Veeco’s PSP solutions establish Veeco as an industry leader in the Advanced Packaging space. We’ve been successful in penetrating the growing Advanced Packaging industry with our PSP products and believe Ultratech’s deep customer relationships can help to accelerate our growth.

The transaction also provides us with a foothold into the frontend semi industry. Ultratech’s been supporting leading semiconductor device manufacturers for more than three decades. They’re a recognized leader in laser spike annealing or LSA with over 85 systems shipped to logic and foundry customers worldwide. Both companies have utilized their technology expertise to identify opportunities to address critical semi problems. And combined, we have the scale and product portfolio to better compete in this space.

This transaction makes a lot of sense strategically and financially. We expect the deal to be immediately accretive to non-GAAP adjusted EBITDA and EPS. Overall, we’re really excited by the growth opportunities and believe this transaction is the right platform to enhance long-term shareholder value.

Before sharing further details, let me invite Ultratech’s Chairman and CEO, Art Zafiropoulo, to say a few words. Art?

Arthur W. Zafiropoulo, Chairman, President & Chief Executive Officer, Ultratech, Inc.

Well, thank you, John, and good day to all of you on the call. I couldn’t be happier for Ultratech to join forces with Veeco. Like Ultratech, Veeco has a deep-rooted history of innovation and a track record of technology leadership. Our like cultures and laser focus on our customers make this an ideal combination.

Following the closure of the transaction, I plan to step down from the CEO position. However, under the capable leadership of John and Sam and their track record for execution, I believe our customers, our employees, and our shareholders will benefit from the combination. I would like to recognize the Ultratech employees for their dedication and tireless efforts through the years, and I look forward to the combined company’s ongoing success.

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Now, I’ll turn the call over to Sam.

Shubham Maheshwari, Chief Financial Officer & Executive VP-Finance

Thank you, Art, and let me add my thanks to everyone on the call. I’ll briefly touch upon the mechanics of the transaction prior to handing the call back to John for further remarks.

Under the terms of the agreement, Ultratech shareholders will receive $21.75 in cash and 0.2675 shares of Veeco stock per share of Ultratech. Based on the Veeco closing share price on February 1, 2017, this translates into a price of $28.64 per share and values the transaction at approximately $815 million.

We plan to use a combination of cash and stock to finance the transaction, including approximately $200 million in Veeco common stock and the balance in cash on hand. Both the boards have unanimously approved the transaction, which we expect to close in the second quarter, pending customary regulatory and shareholder approvals. John?

John R. Peeler, Chairman & Chief Executive Officer

Thanks, Sam. As Art mentioned earlier, both of our organizations have deep-rooted cultures of innovation and in-depth industry experience. On slide 6, you can see that Ultratech boasts a patent portfolio greater than a thousand. And this speaks to their technology focus and pool of engineering talent. Our two companies are alike in that regard, each considered technology leaders in our respective areas of expertise: Veeco for thin film etch and deposition and Ultratech for lithography and laser annealing. These technologies are highly complementary in that they address the same industries, including lighting and display, advanced packaging and frontend semi. We believe Veeco’s leadership in MOCVD and strong positions in the lighting and display industry can bolster Ultratech’s exposure to the space.

Advanced packaging is an area where we have been gaining momentum over the last couple of years. And we believe Ultratech’s strong exposure to these industries can accelerate our growth. Growth in advanced packaging is primarily being driven by mobile devices and the drive for smaller form factors, thinner package profiles, and improved electrical performance.

Turning to slide 7. As an example, when the first iPhone was introduced in 2007, it contained only two wafer-level packaging devices. Today’s iPhone 7 contains 44, and that number is expected to continue growing. OSATs and semi device manufacturers are investing in technology capabilities to address this growing demand.

Looking at slide 8, in 2016, Ultratech had record sales in advanced packaging for their industry-leading lithography tools. Their products address customers’ stringent technology requirements at a reasonable cost. Optics are a critical component in the lithography tool, and Ultratech designs and manufactures their optics in-house. This provides both a technology and cost advantage over the competition.

The same can be said of our PSP family of single wafer wet processing tools. Our proprietary ImmJET technology offers improved performance at lower cost of ownership than conventional wet-bench-only or spray-only approaches.

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Combined, we offer a comprehensive product portfolio addressing critical Advanced Packaging process steps. Combined, we create a leading equipment supplier with the industry knowledge and scale that we believe will allow us to capitalize on that growth potential. We see similar opportunities to unlock our combined growth potential in the semiconductor industry.

On slide 9, Ultratech has been a key supplier to the semiconductor industry for over three decades, and their presence gives us an immediate footprint in this space. Ultratech pioneered laser thermal processing and have maintained a leadership position with their laser spike anneal or LSA product. They’ve utilized their expertise in lithography and optics to develop 3D inspection technology to control process-induced topography stress on the wafer. This challenge is becoming increasingly complex with the adoption of 3D structures such as FinFETs and 3D NAND. They are working with leading logic and memory manufacturers and see tremendous growth potential for this capability.

Similarly, Veeco has utilized our own expertise in magnetic materials processing to address new challenges in the semi space. Our Ion Beam Deposition equipment is enabling the EUV road map by creating defect-free mass blanks. Our Ion Beam Etch equipment is supporting the development of our next-generation MRAM devices. Ultratech’s deep industry knowledge and our combined scale better position us to capture these emerging opportunities.

Turning to slide 10, both companies have cutting-edge technologies with leadership positions across complementary industries. Veeco, in the lighting and display industry; and Ultratech having strong exposure to the Advanced Packaging and semi industries. This is really a winning combination creating an ideal platform to expand our respective technologies, increase our scale and diversify our revenue.

Let me turn the call over to Sam to discuss some of the financial details of the transaction.

Shubham Maheshwari, Chief Financial Officer & Executive VP-Finance

As shown on slide 11, our combined revenue for 2016 would be approximately $526 million with sales nicely distributed across four industry segments. Advanced Packaging, MEMS and RF becomes our largest market and represents about 35% of sales, followed by lightning, display & power electronics, which totals approximately 26%.

On slide 12, from a cost perspective, we see opportunities to utilize a common supply chain and streamline certain sales and field office locations. These savings, along with duplicative public company costs, are expected to result in approximately $10 million in realizable cost synergies divided roughly 50/50 into cost of goods sold and OpEx areas. We expect to achieve an additional $5 million in operating income through additional revenue synergies. We expect to achieve these synergies within 24 months of closing.

We expect the transaction will be immediately accretive to adjusted EBITDA and non-GAAP EPS. And with the benefit of the aforementioned cost savings and revenue synergies, we see opportunities to further accelerate EPS growth.

From a balance sheet perspective, we expect the pro forma company to have a cash balance of approximately $300 million at closing. This is ample liquidity to fund the needs of the business going forward. Finally, we calculate a net leverage ratio of 1 for the combined company based on the combined company’s net debt as a factor of 2016 adjusted EBITDA estimates for the combined company.

Let me now turn the call back to John for a few closing comments.

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John R. Peeler, Chairman & Chief Executive Officer

Thanks, Sam. From both a strategic and financial perspective, we believe this is a compelling combination for all of our stakeholders. For our shareholders, we see accelerated growth and significant opportunities to enhance earnings. For customers, our increased scale, global infrastructure, and complementary skills make us better position to address technical challenges and support production needs. Finally, for our employees, this combination provides greater opportunities for innovation and professional growth.

And with that, we’ll open the call up for questions.

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Veeco Instruments, Inc.	VECO	Acquisition of Ultratech, Inc. by Veeco Instruments Inc Call	Feb. 2, 2017
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QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And we’ll go ahead and take our first question from Stephen Chin with UBS. Please go ahead. Your line is open.

<Q – Stephen Chin – UBS Securities LLC>: Okay. Hi, John. Hi, Art. Congrats on the deal.

<A – John Peeler – Veeco Instruments, Inc.>: Hi, Stephen.

<Q – Stephen Chin – UBS Securities LLC>: Hi. So I just wanted to try to get more comfortable on the split of these two companies, John. So maybe you could help us on semi cap sales of the two companies. What percentage of wafer fab equipment do you estimate each company addresses on your own? And then what do you think the wafer fab equipment addressable market is of the new combined company? Thanks.

<A – John Peeler – Veeco Instruments, Inc.>: Well, Stephen, maybe on the Veeco side I can give you a couple of points. So for the frontend semi market, Veeco sales are relatively small. Clearly, we have the product for EUV mass blanks, and I think that will bring us some sales there. And we have a new tool for building magnetic memory. It’s early in the stage for that. But we think it has a lot of potential over time.

On the Ultratech side, we have the laser thermal processing, which is a much bigger product line, and I think their presence and experience in the space will help us get some more sales out of our frontend products. So it’s not a huge part on the frontend semi, but I think it’s going to help Veeco get some more growth.

<Q – Stephen Chin – UBS Securities LLC>: Okay. Thanks, John. And maybe a question on how to think about modeling, the EPS accretion. So Ultratech has a higher operating margin than Veeco. So is there a long-term operating margin that we can think of of this combined company? Thanks.

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Yeah. This is Sam, Stephen. Yes, Ultratech acquisition would definitely be accretive on the margin front, and with the addition of synergies, it should help us further. Between Veeco and Ultratech, you could think about us going to mid-40%s in terms of overall combined company’s gross margin, so to say. And from an EPS perspective, I think you just need to model it through, looking at the Ultratech and Veeco’s P&Ls and baking in the synergies that we’ve already highlighted to you.

<Q – Stephen Chin – UBS Securities LLC>: Okay. Thanks, Sam.

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Okay.

<A – John Peeler – Veeco Instruments, Inc.>: Thanks, Stephen.

Operator: Thank you. And we’ll take our next question from Vishal Shah with Deutsche Bank. Please go ahead. Your line is open.

<Q – Vishal Shah – Deutsche Bank Securities, Inc.>: Hi. Thanks for taking my question. I just had a question on the cycle for both on the frontend as well as on the wafer level packaging side. Can you maybe talk about what you’re hearing from customers right now? And if there’s any major customer exposure that we should be aware of.

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<A – John Peeler – Veeco Instruments, Inc.>: Well, I think we’ve seen good growth in the Advanced Packaging market last year. And Art, maybe you want to comment on your growth. It’s been a good year.

<A – Art Zafiropoulo – Ultratech, Inc.>: It’s been a terrific year. And I see the packaging market continuing to increase. If we look at the overall packaging, still a major portion in the 80% range is wire bonded, and only about 18% to 20% is bumping technology. And we expect this to grow over the years in the future and it wouldn’t surprise me as I’ve said over the past several years that this potential could go to 60% in packaging through bumps over the next several years. And so the growth potential is very large, and we see it growing as we speak now. So, again, this is a long-term strategy and one that has terrific legs, and we expect it to continue for quite some time.

<Q – Vishal Shah – Deutsche Bank Securities, Inc.>: Okay. And what kind of market share would you have in the packaging space as a combined company now?

<A – John Peeler – Veeco Instruments, Inc.>: I don’t think we have that figure, but we know that Ultratech has over $100 million in Advanced Packaging last year.

<A – Art Zafiropoulo – Ultratech, Inc.>: Yes. And our best estimate right now is we gained market share in 2016 over 2015, and our best estimates right now is our market share is approximately 85% in lithography products.

<A – John Peeler – Veeco Instruments, Inc.>: And in the wet processing, our PSP business, we’ve been growing the Advanced Packaging portion of that quite well for the last few years, and our RF, MEMS, and Advanced Packaging group of markets makes up the bulk of that business. So, these two businesses have some real substance when you put them together.

<Q – Vishal Shah – Deutsche Bank Securities, Inc.>: Great. Thank you.

<A – John Peeler – Veeco Instruments, Inc.>: Thanks, Vishal.

Operator: Thank you. And we’ll take our next question from Brian Lee with Goldman Sachs. Please go ahead. Your line is open.

<Q – Brian Lee – Goldman Sachs & Co.>: Hey, guys. Thanks for taking the questions. Just a couple. First one is more of a clarification. Sam, on the $15 million in annualized synergies, I appreciate you breaking that out. The $10 million in cost, I guess, fair to assume it flows straight to EBIT. But then the $5 million in revenue synergies over the 24-month period, how would you assume that flows to EBIT? Should we just assume that kind of mid-40% gross margin and some operating leverage, or is there some more guidance you can provide there?

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Sure. So thanks, Brian. So $15 million is synergy on the operating income side. The $10 million is on the cost in OpEx. So we have – think about it as $15 million in operating income, it is $5 million, $5 million, $5 million. $5 million comes from cost of sale improvement, $5 million comes from OpEx, and $5 million comes from operating income through additional revenue.

So revenue, if you use a 50% gross margin handle, that would mean there is about $10 million of additional revenues, which would flow $5 million in additional operating income. So that’s $5 million and then $5 million in additional cost of sale improvements through better supply chain, volume discounts, improved manufacturing, and all of that stuff. And then, in the operating expenses side, it’s largely field infrastructure and public company costs.

Does that make it clear for you, Brian?

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<Q – Brian Lee – Goldman Sachs & Co.>: That’s super helpful. Thank you for the additional color there. Second question, and I’ll pass it on. I’m less familiar with the Ultratech business, so would appreciate a little bit more color here. It grew fairly sharply last year. So wondering if you can kind of fare it out. You mentioned share gains were part of that. How much of it is coming off of maybe cyclically trough conditions, the way that some of Veeco’s businesses have seen over the past few quarters? And then just trying to get a sense, you alluded to it a little bit, but any quantification you can provide around what you think normalized growth might be for that business going forward if we take more, let’s say, mid-cycle?

<A – Art Zafiropoulo – Ultratech, Inc.>: Yeah. I think first though, I can just touch base on the laser technology product area, that was a major growth factor last year, and it wasn’t drawn for a couple of years. And we see the recovery well under way, and we’re expecting this to continue for several quarters to come, so that the growth will continue there.

And the growth will certainly continue in Advanced Packaging, but not of same percentage as the laser. And right now, the 3D inspection technology is still in its infancy. And if we look at the 2D inspection technology, that market is in the $400 million to $500 million range. So it wouldn’t surprise me in the future that the 3D inspection technology would equal to 2D technology.

So, in the future, it wouldn’t surprise me, and I think we’ll get more than our fair share of that market as it continues to grow in both, as John said, the NAND flash area and selective logic applications. So, we are looking for considerable growth with the Veeco combination much faster than we would have done on our own. So, this strategic combination of company is going to benefit the shareholders right across the board, and we’re really looking forward to making more money for the shareholders.

<Q – Brian Lee – Goldman Sachs & Co.>: All right. Thanks, guys.

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Thank you, Brian.

Operator: Thank you. And we’ll take our next question from Colin Rusch with Oppenheimer. Please go ahead. Your line is open.

<Q – Colin Rusch – Oppenheimer & Co., Inc. (Broker)>: Thanks so much. Can’t we just keep going down the road with these revenue synergies? It seems like – it’s actually not a great – really a significant amount of revenue synergy, considering what the potential cost selling is. So, can you talk to us a little bit about if there’s some potential upside to that number for you guys, or why there isn’t more, if you’re considering this such a good combination?

<A – John Peeler – Veeco Instruments, Inc.>: Sure. I think there is upside. Obviously, we tend to kind of have a personality of projecting a low and beating that number. So there’s quite a bit of upside. It’ll take time to tell what that is, but I think – we think there will be good revenue synergies.

<A – Sam Maheshwari – Veeco Instruments, Inc.>: I think, Colin, I’ll add just one more comment that both the companies are in the Advanced Packaging area. So if you look at our PSP business and if you look at Ultratech’s Advanced Packaging and litho business, the market shares are pretty high for both of them.

<Q – Colin Rusch – Oppenheimer & Co., Inc. (Broker)>: Okay.

<A – Sam Maheshwari – Veeco Instruments, Inc.>: And so that is one factor that does go into the picture when it comes to the synergy estimates.

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<Q – Colin Rusch – Oppenheimer & Co., Inc. (Broker)>: Great. And then just a follow-up question just around advanced materials and potential additional IP that’s available for carbon nanotubes or graphene, are you picking up any bits and pieces there that’ll help facilitate that business?

<A – John Peeler – Veeco Instruments, Inc.>: Do you – Art, that’s.

<A – Art Zafiropoulo – Ultratech, Inc.>: No. I think that – yeah, as we move down to smaller feature sizes, and we go from 5 to 3 nanometer structures, there certainly will be considerations of changing materials. And so that’s still early in the design phase and the experimental phase. So, it’s kind of early. And usually these things like graphene, they have a token value. It’s periodic.

And so, at this stage, it’s not clear to me. What is clear to me is that you’ll see a lot more work in germanium, silicon and the doping concentrations with epi film. So that’s going to take us down to 5. And the 3-nanometer structures and wires, if we will, are still – and I believe there’ll be vertical wires. That will continue, but it’s kind of early to make those projections.

And I think we stay close to the universities and research institutes like Imec for their guidance as to what’s going to happen. And companies like Intel and TSMC and Samsung and GLOBALFOUNDRIES, those companies will lead the way and we’re certainly very close to them, and so we’ll take advantage. As they make breakthroughs, we’ll be there as a company, a total company to take advantage of these breakthroughs with our products.

<Q – Colin Rusch – Oppenheimer & Co., Inc. (Broker)>: Great. Thanks a lot, guys.

<A – John Peeler – Veeco Instruments, Inc.>: Thanks, Colin.

Operator: Thank you. And we’ll take our next question from Patrick Ho with Stifel. Please go ahead. Your line is open.

<Q – Patrick Ho – Stifel, Nicolaus & Co., Inc.>: Thank you and congratulations to both. And on a personal basis, Art, best wishes for you going forward. In terms of some of the leverage and revenue synergies you talked about, is one of the ways we can look at this deal also is your leadership on the MOCVD side of things helping the LED litho business that Ultratech has had? Is that one of the areas also of potential revenue synergies?

<A – John Peeler – Veeco Instruments, Inc.>: Yeah. Absolutely. Veeco sells to virtually every LED manufacturer in the world. There might be one we don’t sell to. And so we have a very strong installed base there. And Ultratech has done well in that market, but maybe we can find some new opportunities there.

<A – Art Zafiropoulo – Ultratech, Inc.>: Well, John, I just learned – matter of fact, just to stop the presses, guys, I just learned that one major company in the world has just indicated that – and I believe – they haven’t said this, but I believe it was part of the cause that they’re looking at several more lithography tools from our company for LED applications. And I think – I haven’t been told this, but I think it’s a direct relationship to announcing this deal.

<Q – Patrick Ho – Stifel, Nicolaus & Co., Inc.>: All right.

<A – John Peeler – Veeco Instruments, Inc.>: That’s probably not in our numbers then.

<Q – Patrick Ho – Stifel, Nicolaus & Co., Inc.>: Maybe as a follow-up question. Given some of the improving size that – maybe specifically for you John. With some of the improving size that we’re starting to see in the LED industry as a whole and in particularly on the MOCVD side of

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things, a deal of this nature is a sizable undertaking. What are you doing to make sure that this deal is successful, as well as potentially getting the company ready for a potentially meaningful ramp on your core LED business?

<A – John Peeler – Veeco Instruments, Inc.>: Well, first of all, we’re always ready for a meaningful ramp on the LED business. So, we have a manufacturing structure and manufacturing partners that we’ve shown in the past can enable us to ramp quickly and really meet the demand. So, we are ready for that. We did recently put out a preview of our results which included a very good bookings quarter. And of course, we had a good bookings quarter in Q3 also. So that’s – we’ve been ready for that.

I think on the other side, Art and I are planning to work closely together to figure out how to bring these companies together in a positive way that leverages the strengths of each and makes them both do better. So, clearly, we have work to do over the coming months, but I think we can do that. There’s a lot in common between the cultures. There’s a lot in common between the facts that each of our businesses is a leader in the key segments that it focuses on. So, I think we’re ready to make that happen.

<Q – Patrick Ho – Stifel, Nicolaus & Co., Inc.>: Great. Thank you.

Operator: Thank you. [Operator Instructions] We’ll take our next question from Edwin Mok with Needham. Please go ahead. Your line is open.

<Q – Edwin Mok – Needham & Co. LLC>: Great. Thanks for taking my question. Congrats for the deal, and good luck to you, Art. Quickly, first, I guess to you, Art, I saw you guys print your result. Just any color you can provide us on the fourth quarter? It seems like you saw some growth. Just curious what’s driving your growth in the fourth quarter, and how do you see business trending?

<A – Art Zafiropoulo – Ultratech, Inc.>: For the fourth quarter, we continued to have strong momentum in the Advanced Packaging lithography space. We certainly picked up additional orders in the laser technology, and I might add that we actually received two orders for our melt technology, and they will be delivered in the first half of this year. And that’s the first phase moving into expanding the role of SLA to the melt technology.

We believe we have the premier solution, and recent papers by GLOBALFOUNDRIES and IBM have indicated that we set world records with the technology that we’re bringing forward for the 5 nanometer and advanced technology node. So we’re very comfortable with that, and we’re making real progress in the Superfast. So in terms of the revenue and the bookings, strong – very strong in Advanced Packaging and strong recovery in laser anneal and the melt technology moving forward.

<Q – Edwin Mok – Needham & Co. LLC>: Great. That’s great color. Thank you. And then, Sam, I guess I have a question for you on the cost synergy. If I did the math right, the combined OpEx of the companies is about $200 million [indiscernible] (31:00) you only expect $5 million of OpEx saving, seems pretty conservative. Can you tell us, what does that encompass? Is it just public company savings or any kind of areas that you guys are looking at potentially more cost saving?

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Yeah. So, on the OpEx side, as you can imagine, there really is no synergy on the R&D side. The products are very different. There is no overlap on the products. The only synergy on OpEx is really on the public company side and field sales and field infrastructure. So the synergies on the cost side are limited – we looked at it quite a bit.

I think your numbers that you just told in terms of OpEx for the combined companies is a little bit high. But the real reason for not having significant synergies here is that really this is a application

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or market-driven situation where – Advanced Packaging, et cetera, areas where we have an overlap in terms of the market but not really the products.

<Q – Edwin Mok – Needham & Co. LLC>: Okay. Great. Thanks for the color there. Lastly, I guess just on the transaction itself. Just curious any kind of – I know you guys eventually are going to file [ph] the final warning (32:24) but any kind of information you can provide in terms of how the discussion come together? Is it – has it been a long discussion or did it happen quickly? Just, any color you can provide?

<A – Sam Maheshwari – Veeco Instruments, Inc.>: So, we are not really able to comment on the discussion and how it progressed at this time, I think those type of details would be provided in the appropriate regulatory filings as we go forward from here in the next month or so. So, Edwin, I understand your question, but wait for the S4 and other documents that get filed, say, four to six weeks from now. We’re going to work together as both companies to file the various required documents soon as practical and soon as possible, but you would see some of that in there.

<Q – Edwin Mok – Needham & Co. LLC>: Okay. Great. Actually, if I might I just want to squeeze one in. On the Advanced Packaging side of the business. Can you try and help us think about the PSP product and Ultratech’s litho product? My understanding of the PSP product is mostly the wet process, and typically that doesn’t come before or after the litho process. Am I correct on that, or is there some kind of continuous process flow that you guys are now offering [indiscernible] (33:41) and therefore, you can potentially do new, more synergistic product development that you might not have done before?

<A – John Peeler – Veeco Instruments, Inc.>: It comes after, but it’s not necessarily an adjacent step, one step away. I think the synergy is really coverage of the market, coverage of the customers, coverage of having more relationships on the Ultratech side. And both of us are stronger in certain regions than the other. So, I think we’ll get some benefits there.

<Q – Edwin Mok – Needham & Co. LLC>: Okay. Great. That’s all I have. Thank you. Appreciate it.

<A – John Peeler – Veeco Instruments, Inc.>: Thanks.

Operator: Thank you. And we’ll take our next question from Mark Miller with The Benchmark. Please go ahead. Your line is open.

<Q – Mark Miller – The Benchmark Co. LLC>: Congratulations and good luck to you, Art. I know what you’ll be doing. You’ll be out driving, enjoying the Northern California roadways. Just wanted to go back to the point about the OpEx, the $200 million was too high. When you made that statement, are you considering in that the potential synergistic savings, or is that in addition – will that be an addition?

<A – Sam Maheshwari – Veeco Instruments, Inc.>: Including the synergies, yes.

<Q – Mark Miller – The Benchmark Co. LLC>: Okay. So, it would include the synergies; $200 million would be too high. Also, I think you said that the bookings had – we were expecting a significant pickup in the bookings, especially AP bookings. You said you got some laser bookings, and that did occur in the fourth quarter. There was a significant uptick in the bookings. Is that correct, Art?

<A – Art Zafiropoulo – Ultratech, Inc.>: Yes, that is correct.

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<Q – Mark Miller – The Benchmark Co. LLC>: Okay. And then finally, if, Art, you can just tell us where you’re at in terms of some of the penetration – two items, in terms of the more mature technologies for laser anneal and in terms of plainer, maybe also some of the expansions with 200-millimeter fabs and discuss also where you’re at in terms of the cutting-edge in terms of the adoption of laser anneal.

<A – Art Zafiropoulo – Ultratech, Inc.>: Yeah. I think that as we look at China being extremely important area going forward and we see four new fabs being built in China, and so they’ll start getting facilitated probably sometime next year. And we estimate on each of these fabs when they’re fully running at full capacity, they’ll each need between 6 and 8 LSA systems. And so, we see that continuing on for some time, and then certainly the other companies that buy our tools will require additional capacity for the 3D FinFET devices.

When we move into the melt technology, that’s for the generation beyond that, and that’s going to be, we think, a market that’s a very good size also adding to the sub-melt. The sub-melt certainly will (36:26) not go away. This would just be an incremental add on top of the sub-melt technology. So we are looking forward now, and everything we can see indicates a strong growth in LSA, both in sub-melt and increasing momentum for the melt.

Regarding 8-inch, we don’t see much use on the 8-inch where it’s really older technology, greater than 65 nanometers, and typically the laser melt and the laser technology is for 12-inch wafers, and it is sub 40-nanometer technology that’s requiring those tools.

<Q – Mark Miller – The Benchmark Co. LLC>: Thank you.

<A – John Peeler – Veeco Instruments, Inc.>: All right. We’ll take one more question. No?

Operator: There are no further questions at this time, sir.

John R. Peeler, Chairman & Chief Executive Officer

Okay. All right. Well, we want to thank you for joining us, and we will be reporting our results in the coming weeks. Thank you.

Shubham Maheshwari, Chief Financial Officer & Executive VP-Finance

Thank you.

John R. Peeler, Chairman & Chief Executive Officer

Thank you.

Operator: Thank you. This does conclude today’s conference. Thank you for your participation. You may disconnect your line at any time and have a wonderful day.

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Additional Information and Where to Find It

In connection with the proposed acquisition of Ultratech (“Ultratech”) by Veeco (“Veeco”) pursuant to the terms of an Agreement and Plan of Merger by and among Ultratech, Veeco and Merger Sub, Veeco will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of Ultratech and a prospectus of Veeco, which proxy statement/prospectus will be mailed or otherwise disseminated to Ultratech’s stockholders when it becomes available. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements) because they will contain important information. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Veeco and Ultratech, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.Veeco.com or www.Ultratech.com.

Participants in Solicitation

Veeco, Ultratech and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Ultratech in connection with the proposed transaction. Information about Veeco’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2016 and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 22, 2016. Information about Ultratech’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016, Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on April 22, 2016, and the proxy statements for its 2016 annual meeting of stockholders, which were filed with the SEC on June 10, 2016 and June 13, 2016. Investors may obtain more detailed information regarding the direct and indirect interests of the Veeco, Ultratech and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward-Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Veeco’s proposed acquisition of Ultratech, Ultratech’s and Veeco’s expected financial performance, as well as Ultratech’s and Veeco’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that Ultratech may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. In addition, please refer to the documents that Veeco and Ultratech file with the SEC on Forms 10-K, 10-Q and 8-K. The filings by Veeco and Ultratech identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication nor, in the case of any document incorporated by reference, the date of that document. Neither Veeco nor Ultratech is under any duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

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